UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 15, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 15 January 2015 entitled ‘VODAFONE CTO STEVE PUSEY TO RETIRE; JOHAN WIBERGH APPOINTED AS SUCCESSOR’

15 January 2015

Vodafone CTO Steve Pusey to retire; Johan Wibergh appointed as successor

Vodafone today announced that its Chief Technology Officer Steve Pusey has informed the Board of his intention to retire from Vodafone on 31 July 2015.

Steve Pusey joined Vodafone from Nortel in 2006 and was appointed to the Board in June 2009. In his eight years defining and leading the Group’s global technology strategy, his many achievements include the international expansion of Vodafone’s 3G services, the launch of 4G in 15 countries and the development of world-class global IT, procurement and cyber security functions. More recently, he has led the Group’s organic investment programme, Project Spring, and has also played a leading role in developing the Group’s convergence strategy including the acquisition of fixed-line businesses in Germany, New Zealand, Spain and the UK and the ongoing development of fibre networks in Ireland, Italy, Portugal and Spain.

Steve Pusey’s successor as Group Technology Officer will be Johan Wibergh who is currently Executive Vice President and Head of the Networks segment at Ericsson. In this role, Johan Wibergh has led all aspects of business strategy, R&D, product management and sales for the segment, a business with €13 billion of annual revenues in 2013 and around 27,000 employees worldwide. During his tenure, Ericsson has strengthened its leadership in mobile equipment with 35% global market share and a double-digit operating margin. Johan Wibergh joined Ericsson in 1996 and gained international experience in leadership roles in Brazil and the United States. He will report to Vodafone Group Chief Executive Vittorio Colao and will join the Group in May 2015 to enable a period of transition prior to Steve Pusey’s retirement.

Vodafone Group Chief Executive Vittorio Colao said: “Steve has been an outstanding colleague who has made an immense contribution to Vodafone, and I would like to thank him for his wisdom, focus and commitment. He will leave as his legacy a business strongly placed for success as a result of his efforts, including most recently his leadership of Project Spring which is well on track and already delivering significant benefits for our customers.

I would also like to welcome Johan to Vodafone: his background and skills are strongly complementary as we continue our transition to a global data company and I look forward to working with him closely.”

Vodafone Group Chairman Gerard Kleisterlee said: “Steve’s insights and experience have shaped many aspects of the Group’s strategy. He has played a pivotal role in developing the digital networks, services and capabilities that will drive Vodafone’s growth for years to come and he will leave Vodafone with the Board’s gratitude and best wishes for the future.”

Vodafone Group Chief Technology Officer Steve Pusey said: “Vodafone is a great company and it has been a great privilege to share in its journey over the last eight years. I have worked with the best people in the industry and have made friendships that will last a lifetime. I will leave the Vodafone technology community in excellent hands and wish Johan every success.”

Steve Pusey will step down from the Board after the Vodafone Group Annual General Meeting on 28 July 2015 and will not stand for re-election.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 53 more, and fixed broadband operations in 17 markets. As of 30 September 2014, Vodafone had 438 million mobile customers and 11 million fixed broadband customers. For more information, please visit: www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 15, 2015	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary